UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Starbox Group Holdings Ltd.

(Name of Issuer)

Ordinary shares, par value $0.001125 per share

(Title of Class of Securities)

G8437S115

(CUSIP Number)

Nevis International B & T Sdn Bhd.

31-1 Taman Miharja, Phase 3B,

Jalan 3/93, 2 ½ Miles Cheras,

56000 Kuala Lumpur, Malaysia

+60142929563

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8437S115

1	Name of reporting persons Nevis International B & T Sdn Bhd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Malaysia

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,800,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 12,800,000*

11	Aggregate amount beneficially owned by each reporting person 12,800,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 10.0%**
14	Type of reporting person OO

*	Represents 12,800,000 ordinary shares held by Nevis International B & T Sdn Bhd. as of the date hereof.
**	Percentage of class is calculated based on 128,004,984 ordinary shares outstanding as of the date hereof, which information was provided by the Issuer to the Reporting Persons on the date hereof.

2

CUSIP No. G8437S115

1	Name of reporting persons Chen Xiaoping
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,800,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 12,800,000*

11	Aggregate amount beneficially owned by each reporting person 12,800,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 10.0%**
14	Type of reporting person IN

*	Represents 12,800,000 ordinary shares indirectly held by Chen Xiaoping through Nevis International B & T Sdn Bhd. as of the date hereof. Nevis International B & T Sdn Bhd. is 100% owned by Chen Xiaoping.
**	Percentage of class is calculated based on 128,004,984 ordinary shares outstanding as of the date hereof, which information was provided by the Issuer to the Reporting Persons on the date hereof.

3

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to ordinary shares of Starbox Group Holdings Ltd.

Issuer:	Starbox Group Holdings Ltd. (the “Issuer”)
VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100 Kuala Lumpur, Malaysia

Item 2. Identity and Background.

(a)	This Schedule 13D is being jointly filed by Nevis International B & T Sdn Bhd., an exempt private company limited by shares incorporated in Malaysia, and Chen Xiaoping, an individual (together, the “Reporting Persons”), pursuant to a joint filing agreement, dated May 14, 2024 (the “Joint Filing Agreement”), which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

(b)

The principal business address of Nevis International B & T Sdn Bhd. is 31-1 Taman Miharja, Phase 3B, Jalan 3/93, 2 ½ Miles Cheras, 56000 Kuala Lumpur, Malaysia.

The principal address of Chen Xiaoping is 33-3, Menara Avenue Residences, No. 189, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.

(c)

Nevis International B & T Sdn Bhd.’s principal business is an investment holding company.

Chen Xiaoping’s principal occupation or employment is director at Nevis International B & T Sdn Bhd., which is principally engaged in the stock investment business and is located at 31-1 Taman Miharja, Phase 3B, Jalan 3/93, 2 ½ Miles Cheras, 56000 Kuala Lumpur, Malaysia.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f)	Chen Xiaoping is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration.

On May 7, 2024, Nevis International B & T Sdn Bhd. purchased 12,000,000 ordinary shares of the Issuer (the “Shares”) in the open market with an average per share price of $0.18, for an aggregate value of $2,160,000, for its own investment. The Shares were transferred to Nevis International B & T Sdn Bhd. on May 7, 2024. The source of funding for the purchase of the Shares is the personal funds  of Chen Xiaoping.

Item 4. Purpose of Transaction.

The purpose of the aforementioned acquisitions is for investment. The Reporting Persons will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions, and other circumstances, increase or decrease their security holdings in the Issuer, or may change their investment strategy with regards to the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

4

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans, or proposals regarding the Issuer or the ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) the information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the ordinary shares of the Issuer during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares held by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

5

SCHEDULE 13D

CUSIP No. G8437S115

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated May 14, 2024

6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: May 14, 2024

By:	/s/ Chen Xiaoping
Name:	Chen Xiaoping

Nevis International B & T Sdn Bhd.

By:	/s/ Chen Xiaoping
Name:	Chen Xiaoping
Title:	Director

7